Exhibit 99.1

JA Solar Commences Mass Production of

Metal Wrap-through Solar Cells

SHANGHAI, China, April 23, 2013 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced it has commenced mass production of metal wrap-through (“MWT”) solar cells. The Company’s MWT monocrystalline and multicrystalline cells have an average conversion efficiency of 19.6% and 18.1%, respectively, and a peak conversion efficiency of 20.0% and 18.6%, respectively.

By moving the emitter contact from the front to the rear of the cell via laser-drilling and plug paste printing, MWT technology reduces the metallized area on the front side, increasing overall conversion efficiency. When assembled into modules, MWT cells require no welding and are therefore subject to lower power loss and a lower cell-breakage rate.

“MWT is at the core of the next generation of module technology, and represents a significant breakthrough in terms of power output and conversion efficiency,” said Mr. Yong Liu, CTO of JA Solar. “Mass production of MWT cells marks a significant milestone in JA Solar’s ongoing technological leadership in the global solar industry.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com